Exhibit 34.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pacific Gas and Electric Company

We have examined management of Pacific Gas and Electric Company’s assertion, included in the accompanying Management's Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Pacific Gas and Electric (the "Company") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the Senior Secured Recovery Bonds, Series 2021-A and Series 2022-A of PG&E Recovery Funding LLC (the "Platform"), excluding criteria Items 1122(d)(2)(ii)(outsourcing), 1122(d)(iii)(back-up servicing), 1122(d)(1)(iv)(fidelity bond), 1122(d)(2)(iii)(advances of funds or guarantees), 1122(d)(2)(vi)(unissued checks), 1122(d)(3)(ii)(amounts allocated and remitted), 1122(d)(4)(iii)(additions, removals or substitutions), 1122(d)(4)(v)(pool assets), 1122(d)(4)(ix)(adjustments to interest rates), 1122(d)(4)(xi) (payments on behalf of obligors), 1122(d)(4)(xii)(late payment penalties), 1122(d)(4)(xiii)(obligor disbursements), and 1122(d)(4)(xv)(external credit enhancement)(the “servicing criteria”) as of and for the period January 1, 2022 through December 31, 2022 for Series 2021-A and as of and for the period November 30, 2022 through December 31, 2022 for Series 2022-A, which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Appendix A to management's assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Company's compliance with the servicing criteria and its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that the evidence we obtained in our examination is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2022, for Series 2021-A and as of for the period November 30, 2022 through December 31, 2022 for Series 2022-A of PG&E Recovery LLC Senior Secured Recovery Bonds, is fairly stated, in all material respects.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 31, 2023